September 28, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (919)469-9204

Bruce W. Elder
Vice President and Principal Financial Officer
Crescent Financial Corporation
1005 High House Road
Cary, North Carolina 27513


Re:	Crescent Financial Corporation
	Form 10-K filed March 16, 2005
	File No. 000-32951

Dear Mr. Elder:

	We have reviewed your filing and have the following comments. We limited our review of your filing to those issues we have addressed in our comment.. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the three-year period ended December 31, 2004

Note B, Summary of Significant Accounting Policies, Segment
Reporting, page 41

1. We refer to the statement that, in all material respects, the Company`s operations are entirely composed of one segment regarding commercial and retail banking. In this regard, please tell us and disclose in future filings the basis for considering that your mortgage banking operations do not qualify as a separate reportable segment based upon the criteria in paragraph 16 of SFAS 131. Consider in your response the following financial information regarding your mortgage banking operations:




* mortgage loan origination fees of $643,000 and $620,000 for 2004 and 2003 are 18% and 25% of pre-tax net income of each respective year. Refer to Note J, "Non-interest income and other non-interest expense" on page 50;

* real estate commercial and residential loans totaling $133 million as of December 31, 2004 were 40% of total assets of the Company for that fiscal period; and

* the commercial mortgage loan category experienced the most significant growth of all loan categories, with a 20% increase in 2004 as compared to 2003.


*	*	*

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.











        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief
Crescent Financial Corporation
Bruce W. Elder
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